Exhibit 99.1

Press Release dated August 7, 2003

IntelliRisk Selects Sprint to Connect Customer Care Centers in U.S. and Canada

Sprint teams with Sprint Canada in multimillion dollar agreement to deliver key voice services to nine centers operated by IntelliRisk subsidiary First Contact, Inc.

en Français

OVERLAND PARK, Kan. — August 7, 2003 — IntelliRisk Management Corp. (IRMC) today announced it has selected Sprint (NYSE: FON, PCS) to deliver critical voice services to nine customer care centers operated by its subsidiary First Contact, Inc. Implementation on the multiyear agreement, valued at more than $3.5 million, is underway. Sprint’s affiliate, Sprint Canada, has provided service to First Contact locations in Canada since 2000.

“Our business is growing rapidly because we are able to focus on our core mission of providing best-in-class customer contact solutions,” said Gary Praznik, chief operating officer, IntelliRisk Management Corp. “The agreement with Sprint ensures that we will have a reliable provider delivering critical services at a cost that makes sense. Working with Sprint on an international basis helps us deliver the kind of seamless experience that is essential for our customers.”

IntelliRisk Management Corp. is based in Columbus, Ohio, and employs more than 6,000 people in the U.S., Canada, the United Kingdom and Ireland.

“IRMC has become the third-largest company of its kind in the U.S., and the first in Canada and the U.K., because it makes intelligent decisions about its growth, about its strategy and about its technology,” said Stephen Rowley, vice president, Sprint Business — Central. “Our role in this relationship is to contribute value by delivering efficient, reliable services and enabling the people at the First Contact centers to focus on their customers, not their communications service.”

Added Greg McCamus, president, Enterprise Communication Solutions, Sprint Canada Inc., “Sprint Canada has provided service to First Contact’s affiliate in Canada, Canadian Bonded Credits Limited, for many years. We look forward to working with Sprint to provide First Contact with a seamless North America network and customer support environment. With the many changes that have taken place in the global telecom environment, Sprint Canada is arguably the only Canadian telecommunications company with this capability.”

About First Contact, Inc. and IntelliRisk Management Corp.

First Contact is a member of the IntelliRisk Management Corporation family of companies. IRMC’s primary brands (First Contact, Allied Interstate, Canadian Bonded Credits Limited, Legal & Trade Collections and Revenues Management Services) specialize in accounts receivable management, customer contact and outsourcing solutions for major credit grantors internationally.

Founded in 1998, IRMC has more than 6,000 associates staffing 34 regional contact centers throughout the United States, Canada and United Kingdom. Through strategic acquisitions and internal growth, IRMC has climbed to third in revenue management and customer contact solutions in the United States and first in Canada, the United Kingdom and Ireland. For more detailed information on the IntelliRisk Management Corporation family of companies, visit www.irmc.com.

About Sprint Canada

Sprint Canada is a wholly owned subsidiary of Call-Net Enterprises Inc. a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services. In 1993, Call-Net and Sprint formed an alliance to bring the benefits of Sprint’s branding to the rapidly developing Canadian market. Sprint Canada and Call-Net Enterprises are headquartered in Toronto, own and operate an extensive national fiber network and have over 134 co-locations in nine Canadian metropolitan markets. For more information, visit the following web sites: www.callnet.ca and www.sprint.ca.

About Sprint

Sprint is a global integrated communications provider serving more than 26 million customers in over 100 countries. With approximately 70,000 employees worldwide and nearly $27 billion in annual revenues, Sprint is widely recognized for developing, engineering and deploying state-of-the-art network technologies, including the United States’ first nationwide all-digital, fiber-optic network and an award-winning Tier 1 Internet backbone. Sprint provides local voice and data services in 18 states and operates the largest 100-percent digital, nationwide PCS wireless network in the United States. For more information, visit www.sprint.com.

For further information

Media contact: Karen O’Leary Corporate Communications (416) 718-6445 karen.oleary@sprint-canada.com	Investor Relations contact: Farzana Giga Investor Relations (416) 718-6251 farzana.giga@sprint-canada.com